May 22, 2007

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0506

Subject:	Nationwide Variable Account – II
Nationwide Life Insurance Company
Post-Effective Amendment No. 18 (File No. 333-103094)
CIK Number:  0000356514

Dear Mrs. Marguiqny:

Please find enclosed a redlined courtesy copy of the Registration Statement filed on May 18, 2007, on behalf of Nationwide Life Insurance Company (the “Company”) and its Nationwide Variable Account – II (the “Variable Account”) which is registered as a unit investment trust under the Investment Company Act of 1940.

We respectfully request selective review of this registration statement.  Previously, the staff of the Commission has reviewed the material disclosures in reviewing other registration statements of the company or its subsidiary, Nationwide Life and Annuity Insurance Company.  The filing conducted pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) consists primarily of the three following changes:

1.	Nationwide has increased the amount of the simple interest calculation from 5% to 7% of the income benefit base for the Lifetime Income Option;

2.	Nationwide has increased the current charge for the Lifetime Income Option charge to 0.70% for contracts issued on or after September 1, 2007;

3.	Nationwide is making two settlement options available for the Lifetime Income Option when the contract value is zero and the income benefit base under the Lifetime Income Option is greater than zero.

All other changes have been made to clarify disclosure.  The Company will file all required separate account and company financials as well as the auditor’s consent by subsequent post-effective amendment.

Additionally, Nationwide acknowledges all of the following:

•	that the Separate Account is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;

•
that comments by the staff of the Securities and Exchange Commission (“SEC”), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and

The United States Securities
     and Exchange Commission
May 22, 2007

_______________________

•
that the Separate Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me direct at (614) 249-5432 if you have any questions regarding this filing.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

W. Michael Stobart, Esq.
Managing Counsel